UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Hanger Orthopedic Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

41043F208

(CUSIP Number)

Michael A. Woronoff, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, CA  90067-3206

310.557.2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 41043F208

1.	Names Of Reporting Persons. Ares Corporate Opportunities Fund, L.P.

2.	Check The Appropriate Box If A Member Of A Group (See Instructions)
	(A)	☐
	(B)	☒

3.	Sec Use Only

4.	Source Of Funds (See Instructions) OO

5.	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(D) Or 2(E) ☐

6.	Citizenship Or Place Of Organization Delaware

Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,529,980 (See Item 5(c))

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,529,980 (See Item 5(c))

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 7,529,980 (See Item 5)

12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent Of Class Represented By Amount In Row (11) 24.46% (See Item 5)

14.	Type Of Reporting Person (See Instructions) PN

CUSIP No. 41043F208

1.	Names Of Reporting Persons. ACOF Management, L.P.

2.	Check The Appropriate Box If A Member Of A Group (See Instructions)
	(A)	☐
	(B)	☒

3.	Sec Use Only

4.	Source Of Funds (See Instructions) OO

5.	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(D) Or 2(E) ☐

6.	Citizenship Or Place Of Organization Delaware

Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,529,980 (See Item 5(c))

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,529,980 (See Item 5(c))

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 7,529,980 (See Item 5)

12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent Of Class Represented By Amount In Row (11) 24.46% (See Item 5)

14.	Type Of Reporting Person (See Instructions) PN

CUSIP No. 41043F208

1.	Names Of Reporting Persons. ACOF Operating Manager, L.P.

2.	Check The Appropriate Box If A Member Of A Group (See Instructions)
	(A)	☐
	(B)	☒

3.	Sec Use Only

4.	Source Of Funds (See Instructions) OO

5.	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(D) Or 2(E) ☐

6.	Citizenship Or Place Of Organization Delaware

Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,529,980 (See Item 5(c))

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,529,980 (See Item 5(c))

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 7,529,980 (See Item 5)

12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent Of Class Represented By Amount In Row (11) 24.46% (See Item 5)

14.	Type Of Reporting Person (See Instructions) PN

CUSIP No. 41043F208

1.	Names Of Reporting Persons. Ares Management LLC

2.	Check The Appropriate Box If A Member Of A Group (See Instructions)
	(A)	☐
	(B)	☒

3.	Sec Use Only

4.	Source Of Funds (See Instructions) OO

5.	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(D) Or 2(E) ☐

6.	Citizenship Or Place Of Organization Delaware

Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,529,980 (See Item 5(c))

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,529,980 (See Item 5(c))

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 7,529,980 (See Item 5)

12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent Of Class Represented By Amount In Row (11) 24.46% (See Item 5)

14.	Type Of Reporting Person (See Instructions) OO

CUSIP No. 41043F208

1.	Names Of Reporting Persons. Ares Partners Management Company LLC

2.	Check The Appropriate Box If A Member Of A Group (See Instructions)
	(A)	☐
	(B)	☒

3.	Sec Use Only

4.	Source Of Funds (See Instructions) OO

5.	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(D) Or 2(E) ☐

6.	Citizenship Or Place Of Organization Delaware

Number of Shares Bene-ficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,529,980 (See Item 5(c))

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,529,980 (See Item 5(c))

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 7,529,980 (See Item 5)

12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent Of Class Represented By Amount In Row (11) 24.46% (See Item 5)

14.	Type Of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D originally filed on June 6, 2006 (the “Schedule 13D”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Hanger Orthopedic Group, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is Two Bethesda Metro Center, Suite 1200, Bethesda, Maryland 20814.

Certain terms used but not defined in this Amendment No. 1 have the meanings assigned to them in the Schedule 13D.  The Schedule 13D is hereby amended and supplemented by this Amendment No. 1 as follows:

Item 2.	Identity and Background

Item 2 of the Schedule 13D is deleted in its entirety and replaced with the following:

(a) This statement is being filed jointly by (i) Ares Corporate Opportunities Fund, L.P. (“ACOF”), (ii) ACOF Management, L.P. (“ACOF Management”), (iii) ACOF Operating Manager, L.P. (“ACOF Operating”), (iv) Ares Management LLC (“Ares Management”), and (v) Ares Partners Management Company, LLC (“APMC”) (collectively, the “Ares Entities” or the “Reporting Persons”).

(b) The address of the principal business and principal office of each of the Ares Entities is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(c) The principal business of ACOF is investing in securities. Ares Management, ACOF Management and ACOF Operating are principally engaged in the business of investment management. The general partner of ACOF is ACOF Management, and the general partner of ACOF Management is ACOF Operating.  ACOF Operating is indirectly controlled by Ares Management, which, in turn, is indirectly controlled by APMC. Antony P. Ressler is the manager of APMC. Each of Mr. Ressler, the Ares Entities (other than ACOF, with respect to the securities held by ACOF) and the partners, members and managers of the Ares Entities, disclaims beneficial ownership of these securities; and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities for any purposes. The address of each Ares Entity is 2000 Avenue of the Stars, 12th Floor, Los Angeles, CA 90067.

(d) During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized in the State of Delaware.

Item 4.	Purpose of Transaction

The first paragraph under Item 4 of the Schedule 13D is deleted in its entirety and replaced with the following:

The purpose of the purchase of the Preferred Stock pursuant to the Purchase Agreement was to facilitate an investment in the Issuer.  The conversion of ACOF’s Preferred Stock to Common Stock was the result of a forced conversion by the Issuer, as described in Item 5(c). On September 23, 2008, ACOF entered into an underwriting agreement with Citigroup Global Markets Inc. (“Citi”) for the sale of 2,500,000 shares of Common Stock, subject to customary closing conditions.

The ninth paragraph under Item 4 of the Schedule 13D is deleted in its entirety and replaced with the following:

The Ares Entities may in the future exercise any and all of their rights in a manner consistent with their equity interest, contractual rights and restrictions and other duties, if any. In addition, the Ares Entities may, individually or in the aggregate, from time to time enter into or unwind hedging or other derivative transactions with respect to the Common Stock or otherwise pledge their interest in the Common Stock as a means of obtaining liquidity or as credit support for loans for any purpose. These potential actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, changes in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization. In addition, from time to time the Ares Entities and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Issuer.

Except as set forth in this Schedule 13D, none of the Ares Entities presently has any additional plans or proposals that relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is deleted in its entirety and replaced with the following:

(a)   See items 11 and 13 of the cover pages to, and Item 2 of, this Amendment No. 1 for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)   See items 7 through 10 of the cover pages to, and Item 2 of, this Amendment No. 1 for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)   ACOF was the record owner of 50,000 shares of the Issuer’s Preferred Stock, which was, beginning July 26, 2006, initially convertible into 6,613,757 shares of Common Stock.  However, once the average closing price of the Common Stock exceeded 200% of the Issuer’s forced conversion price of the Preferred Stock for a 20-trading day period, an acceleration of dividends on the Preferred Stock was triggered pursuant to the terms thereof.  This event triggered acceleration of the payment of Preferred Stock dividends due from the time of the event through May 26, 2011.  The accelerated dividends were paid in the form of increased stated value of the Preferred Stock, in lieu of cash.  In connection with this event, effective August 8, 2008, the Issuer exercised its right to force conversion of the Preferred Stock into 7,308,730 shares of Common Stock.

(d)   Not applicable.

(e)   Not applicable.

Item 7.	Materials to be Filed as Exhibits
Item 7 of the Schedule 13D is amended by adding the following: Exhibit 6 Underwriting Agreement, dated September 23, 2008, by and among the Issuer, ACOF and Citi.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	September 24, 2008

ARES CORPORATE OPPORTUNITIES FUND, L.P.

By:	ACOF MANAGEMENT, L.P.,
Its General Partner

	By:	ACOF OPERATING MANAGER, L.P.,
Its General Partner

		By:	/s/ Joshua M. Bloomstein
Authorized Signatory

ACOF MANAGEMENT, L.P.

By:	ACOF OPERATING MANAGER, L.P.,
Its General Partner

	By:	/s/ Joshua M. Bloomstein
Authorized Signatory

ACOF OPERATING MANAGER, L.P.

By:	/s/ Joshua M. Bloomstein
Authorized Signatory

ARES MANAGEMENT LLC

By:	/s/ Joshua M. Bloomstein
Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

By:	/s/ Michael D. Weiner
Authorized Signatory

EXHIBIT INDEX

Exhibit 6                 Underwriting Agreement, dated September 23, 2008, by and among the Issuer, ACOF and Citi.